Mail Stop 3561

February 6, 2007

Sal Persiano
Chief Executive Officer
iParty Corp.
270 Bridge Street, Suite 301
Dedham, MA 02026

>   **Re: iParty Corp.**
>   **Registration Statement on Form S-3**
>   **Filed January 12, 2007**
>   **File No. 333-139951**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 30, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006 and**
>   **September 30, 2006**
>   **File No. 1-15611**

Dear Mr. Persiano:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Undertakings, page II-2

1. Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

2. Please have counsel revise the first paragraph to indicate the registration statement was filed on January 12, 2007.

3. The qualifications to counsel's opinion in paragraphs four and five are inappropriate. Please advise or revise.

Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006 and September 30, 2006

Controls and Procedures

4. We note your statement that your disclosure controls and procedures were (1) designed to ensure that material information … is made known to your CEO and CFO by others within those entities, particularly during the period in which your report was being prepared and (2) "effective, in that they provide reasonable assurance…" that information required to be disclosed by you … is recorded, processed, summarized, communicated to management …, and reported within the time periods specified in the SEC's rules and forms. Please confirm to us that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. If true, please revise your future filings accordingly. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.

As appropriate, please amend your registration statement and Forms 10-K and 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald H. Siegel, Esq.
    Fax: (617) 722-4963